May 7, 2021

VIA EDGAR

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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	David Gessert
Laura Crotty
Jenn Do
Daniel Gordon

Re:	Rapid Micro Biosystems, Inc. Draft Registration Statement on Form S-1 Confidentially submitted on March 22, 2021 CIK No. 0001380106

Ladies and Gentlemen:

On behalf of Rapid Micro Biosystems, Inc. (the “Company”), we are hereby submitting on a confidential basis an amendment (the “Amended Draft Registration Statement”) to the Draft Registration Statement on Form S-1 previously submitted on a confidential basis with the Securities and Exchange Commission (the “Commission”) on March 22, 2021 (the “Previous Draft Registration Statement”). The Amended Draft Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Previous Draft Registration Statement received on April 19, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

May 7, 2021 Page 2

Response: The Company acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary

Overview, page 1

2.	Please expand your disclosure on the top of page 2 to describe what a Form 483 is.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 86 of the Amended Draft Registration Statement.

3.	We note your disclosure that your Growth Direct platform is the only fully automated, high-throughput and secure MQC solution. We further note your disclosure under Competition, on page 106, that you compete with companies that have entered the MQC testing market with alternative automated solutions, such as Interscience. Please revise to reconcile or clarify these disclosures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 of the Amended Draft Registration Statement.

Our market, page 6

4.	Please expand your disclosure to describe how you developed the estimates of your total addressable market, or TAM, where discussed in both the Summary and Business sections of the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 6 and 92 of the Amended Draft Registration Statement.

Risk Factors, page 14

5.	We note your disclosure on page 16 in the risk factor, "Our revenue from customers is highly concentrated," that 45.8% of our revenue was generated from two customers and 46.1% of our revenue was generated from three customers in the years ended December 31, 2019 and 2020, respectively. Please expand the Summary and Business disclosure to discuss your dependence on a few major customers. See Item 101(h)(4)(vi) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 108 of the Amended Draft Registration Statement.

Market and Industry Data, page 53

6.	You state that you have not independently verified market and industry data from third-party sources and that the market definitions employed have not been verified by any independent source. Please note that you are responsible for the entire contents of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market and industry data and definitions included in your disclosures.

May 7, 2021 Page 3

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Amended Draft Registration Statement.

Capitalization, page 56

7.	Please revise the table to include debt as part of your capitalization.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 57 of the Amended Draft Registration Statement.

Critical accounting policies and significant judgments and estimates, page 75

8.	We note from page 66 the description of your consumables and LIMS connection software, especially that the latter is "optional". Referring to the revenue recognition policy on page 76, please clarify herein and in the significant accounting policy on pages F-16-F-17 whether your proprietary consumables and/or LIMS software can be purchased and/or effectively utilized without the Growth Direct System (as described on page 5). Explain how the Growth Direct system can operate as intended without these products. Finally, explain why the purchase of the consumables and/or the installation of the software would not constitute a separate performance obligation if there is no binding agreement or requirement to purchase the consumables and/or the software and these products can be used without each other, if true.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its proprietary consumables (“Consumables”) and its laboratory information management system (“LIMS”) connection software can be purchased without the Growth Direct System (the “System”). Further, the Company has determined that the System is a distinct performance obligation that operates as intended without its customers being required to purchase the Consumables or LIMS connection software. In accordance with ASC 606-10-25-19, the Company’s System satisfies both criteria to be considered distinct, as follows:

a)	Upon purchase, the Company’s customers benefit from the use of the System to identify and quantify microbial growth. Thereafter, in order to complete manual microbiological quality control testing on an ongoing basis, the customer needs to purchase Consumables, which are readily available at the customer’s request. The customer does not need access to the LIMS connection software to operate the System; and

b)	The Company’s promise to transfer the System is separately identifiable from its promises with respect to Consumables and LIMS connection software, as described further below.

The LIMS connection software facilitates the transfer of data captured from the System to customers’ existing LIMS. The Company does not sell LIMS to its customers. The Company’s LIMS connection software offering does not impact the functionality of the System and is an optional offering that many customers choose to purchase to help facilitate the transfer of data from their System to their LIMS. LIMS connection software is often, but not always, purchased as part of the initial System sale and, in those instances, the Company allocates the contract’s transaction price to each performance obligation on a relative standalone selling price basis. LIMS connection software can only be used by customers who have purchased the System.

May 7, 2021 Page 4

Consumables can be used by customers to complete their ongoing microbiological quality control testing. The System will only accept the Company’s Consumables to complete this ongoing testing. The Company’s Consumables are readily available at the customer’s request and orders of Consumables are typically completed separately from the System purchase. There is no binding agreement for, or requirement to purchase, the Consumables under the terms of the agreements. Typically, customers do not include Consumable orders with the initial System purchase. Rather, they subsequently make the decision to purchase the Consumables once the System is delivered and installed and then submit purchase orders for the Consumables on an ongoing basis over time to cover single purchases or anticipated purchases covering one year or less.

In summary, the Company evaluated its System, Consumables and LIMS connection software and determined that they each constitute a separate performance obligation as they each meet the criteria of being distinct and are separately identifiable.

Business

License agreement, page 105

9.	Please expand your disclosure regarding the Thermo Fisher license agreement to disclose the fees paid to date under the agreement and the royalty rate you are obligated to pay, within a ten percent range. In addition, we note the license will remain in effect until the last to expire licensed patent right. Please separately disclose the expiration year of the licensed patents in the Intellectual Property section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 110 and 111 of the Draft Registration Statement.

Intellectual property, page 105

10.	Please expand your disclosure to address the following:

•	disclose the foreign jurisdictions where you have been issued or granted patents and where you have patent applications pending; and

•	disaggregate the number of your owned patents by type of patent or patent family and disclose the related expiration dates for each group.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 109 and 110 of the Amended Draft Registration Statement.

Government Regulation, page 106

11.	We note your disclosure in this section that your Growth Direct platform is not directly subject to regulation by the FDA. Please expand your disclosure to explain what regulations the company adheres to in developing its products, including the Growth Direct platform.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 112 of the Amended Draft Registration Statement.

Principal stockholders, page 127

May 7, 2021 Page 5

12.	Please identify the natural person(s) with voting and/or dispositive power over the shares owned by Colony Harvest Ltd. and Endeavour Medtech Growth II LP.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the disclosure in a subsequent amendment once the information related to the Company’s principal stockholders is finalized.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (617) 948-6027 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Wesley C. Holmes

Wesley C. Holmes

of LATHAM & WATKINS LLP

cc:	Robert Spignesi, Rapid Micro Biosystems, Inc.
Sean Wirtjes, Rapid Micro Biosystems, Inc.
Stephen W. Ranere, Latham & Watkins LLP
Edwin M. O’Connor, Goodwin Procter LLP